SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE ContactEngine Receives Digital Transformation Project of the Year Honors From Digital Revolution Awards for Conversational AI, dated September 6, 2023.
99.2	NICE Actimize Announces Financial Crime Risk Management Roadshow Discussing FRAML in the Era of Generative AI, dated September 11, 2023.
99.3	NICE Named Overall Leader in Technology Excellence and Customer Impact in 2023 SPARK Matrix™ Speech Analytics Report, dated September 19, 2023.
99.4	NICE CXone Summer 2023 Release Unlocks New Levels of Openness and Flexibility to Deliver CX at Scale, dated September 20, 2023.
99.5	NICE Actimize Powers Innovation for GoTyme Bank with its Cloud Financial Crime Digital Banking Platform, dated September 21, 2023.
99.6	NICE Actimize Wins Four 2023 Global Banking & Finance Awards Highlighting Innovation in Anti-Money Laundering Technology, dated September 26, 2023.
99.7	NICE’s Workforce Management Leads Market Share for Ninth Straight Year in DMG Consulting’s 2023-2024 Enterprise WFM Product and Market Report, dated September 27, 2023.
99.8	NICE Enlighten AI Receives Two 2023 CUSTOMER Magazine Product of the Year Awards, dated September 28, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name:	/s/ Tali Mirsky
Title:	Corporate VP, General Counsel and Corporate Secretary

Dated:	October 6, 2023

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE ContactEngine Receives Digital Transformation Project of the Year Honors From Digital Revolution Awards for Conversational AI, dated September 6, 2023.
99.2	NICE Actimize Announces Financial Crime Risk Management Roadshow Discussing FRAML in the Era of Generative AI, dated September 11, 2023.
99.3	NICE Named Overall Leader in Technology Excellence and Customer Impact in 2023 SPARK Matrix™ Speech Analytics Report, dated September 19, 2023.
99.4	NICE CXone Summer 2023 Release Unlocks New Levels of Openness and Flexibility to Deliver CX at Scale, dated September 20, 2023.
99.5	NICE Actimize Powers Innovation for GoTyme Bank with its Cloud Financial Crime Digital Banking Platform, dated September 21, 2023.
99.6	NICE Actimize Wins Four 2023 Global Banking & Finance Awards Highlighting Innovation in Anti-Money Laundering Technology, dated September 26, 2023.
99.7	NICE’s Workforce Management Leads Market Share for Ninth Straight Year in DMG Consulting’s 2023-2024 Enterprise WFM Product and Market Report, dated September 27, 2023.
99.8	NICE Enlighten AI Receives Two 2023 CUSTOMER Magazine Product of the Year Awards, dated September 28, 2023.